Annexon, Inc.

1400 Sierra Point Parkway, Bldg C, Suite 200

Brisbane, California 94005

November 14, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Annexon, Inc.

Registration Statement on Form S-3

Filed November 4, 2022

Registration No. 333-268181

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Annexon, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on November 16, 2022, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Kathleen M. Wells of Latham & Watkins LLP, counsel to the Company, at (650) 463-2677, or in her absence, Richard Kim of Latham & Watkins LLP at (650) 470-4980, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

*    *    *    *

Sincerely,

Annexon, Inc.

By:	/s/ Jennifer Lew
Jennifer Lew
Chief Financial Officer and Secretary

cc:	Douglas Love, Esq., Annexon, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP